AM:SJV:STEX:07

ADITYA BIRLA GROUP

April 15, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance [redacted]
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

08002121

RECEIVED
2008 APR 24 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Clause 35 of the Listing Agreement

Please find enclosed herewith shareholding pattern of the Company under Clause 35 of the Listing Agreement for the quarter ended **31ST MARCH, 2008.**

Please find the above in order and acknowledge.

Thanking you,

SUPPL

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

Encl : as above

PROCESSED
APR 29 2008
THOMSON REUTERS

Statement Showing Shareholding Pattern

	Name of the Company :	Hindalco Industries Limited				
		500440	BSE	AS ON	31/03/2008	
	Scrip Code :	*HINDALCO*	*NSE*			
Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	***Shareholding of Promoter and Promoter Group[2]***					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	7	1291496	0	0.12	0.11
(b)	Central Government/ State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	14	367999578	208514382	33.69	29.99
(d)	Financial Institutions/ Banks	0	0	0	0.00	0.00
(e)	Any Others (Specify) - Trust	1	16316130	16316130	1.49	1.33
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**22**	**385607204**	**224830512**	**35.30**	**31.42**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)	0	0	0	0.00	0.00
b	*Bodies Corporate*	*0*	*0*	*0*	*0.00*	*0.00*
c	Institutions	0	0	0	0.00	0.00
d	Any Others(Specify)	0	0	0	0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**22**	**385607204**	**224830512**	**35.30**	**31.42**
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	245	45169460	45129328	4.13	3.68
(b)	Financial Institutions / Banks	100	11326506	11244716	1.04	0.92
(c)	Central Government/ State Government(s)	1	287480	0	0.03	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	9	128760800	128754580	11.79	10.49
(f)	Foreign Institutional Investors	234	160070447	160042067	14.65	13.04
(g)	Foreign Venture Capital Investors	0	0		0.00	0.00
(h)	Any Other (specify)				0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	**589**	**345614693**	**345170691**	**31.64**	**28.16**
B 2	**Non-institutions**					
(a)	Bodies Corporate	3184	136126211	133373995	12.46	11.09
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	323625	139685064	117630601	12.79	11.38
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	63	32368334	30950133	2.96	2.64
(c)	Non-Residents Individuals	7200	19642463	16167269	1.80	1.60
(c-i)	Foreign Bodies Corporate	13	32726843	171133	3.00	2.67
(c-ii)	Foreign Nationals		0		0.00	0.00
	Any Other (specify)					
a	shares in Transit	640	636198	636198	0.06	0.05
b	Educational Trusts				0.00	0.00
	Sub-Total (B)(2)	**334725**	**361185113**	**298929329**	**33.06**	**29.43**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**335314**	**706799806**	**644100020**	**64.70**	**57.60**
	TOTAL (A)+(B)	**335336**	**1092407010**	**868930532**	**100.00**	**89.02**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	134723182	134723182		10.98
	GRAND TOTAL (A)+(B)+(C)	**335337**	**1227130192**	**1003653714**		**100.00**

HINDALCO INDUSTRIES LIMITED MUMBAI

(I) (b) **Statement showing shareholding of persons belonging to the category Promoters and Promoters Group**

NAME OF THE PROMOTERS	No. of Shares	(%)
ADITYA BIRLA NUVO LIMITED	20395162	1.66
BIRLA GROUP HOLDINGS PRIVATE LIMITED	4712027	0.38
BIRLA INSTITUTE OF TECHNOLOGY AND SCIENCE	21583090	1.76
GLOBAL HOLDINGS PRIVATE LIMITED	3936	0.00
GRASIM INDUSTRIES LTD	29369025	2.39
HERITAGE HOUSING FINANCE LIMITED	396591	0.03
IGH HOLDINGS PRIVATE LIMITED	88307573	7.20
MANAV INVESTMENT & TRADING CO. LTD.	672571	0.05
MANGALAM SERVICES LIMITED	95608	0.01
PILANI INVESTMENT & IND. CORP. LTD.	29185398	2.38
TGS INVESTMENT AND TRADE PRIVATE LIMITED	365749	0.03
TRAPTI TRADING & INVESTMENTS PVT LTD	72144187	5.88
TRUSTEE HOLDING SHARES UNDER THE SCHEME OF MERGER OF HIL/IGCL/IGFL ON BEHALF OF HINDALCO	16316130	1.33
TURQUOISE INVESTMENT AND FINANCE P LIMITED	82258728	6.70
UMANG COMM. CO.LTD	18509933	1.51
ADITYA VIKRAM KUMAR MANGALAM BIRLA HUF	347097	0.03
KUMAR MANGALAM BIRLA	466140	0.04
KUMAR MANGALAM BIRLA F & N G OF ANANYASHRE	19295	0.00
KUMAR MANGALAM BIRLA KARTA OF AVKM BIRLA H	2135	*0.00*
NEERJA BIRLA	61740	0.01
RAJASHREE BIRLA	310170	0.03
VASAVADATTA BAJAJ	84919	0.01
TOTAL	**385607204**	**31.42**

HINDALCO INDUSTRIES LIMITED MUMBAI

(I) (C) Statement showing shareholding of persons belonging to the category

" Public and holding more than 1% of the total numbers of shares

SN	Name of shareholders	No of shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	MORGAN GUARANTY TRUST COMPANY OF NEW YORK, AS	134695352	10.98
2	LIFE INSURANCE CORPORATION OF INDIA	88905696	7.25
3	FRANKLIN TEMPLETON INVESTMENT FUNDS	40346889	3.29
4	LIC OF INDIA - MARKET PLUS	23819986	1.94
5	LIC OF INDIA MONEY PLUS	19168927	1.56
6	BAJAJ ALLIANZ LIFE INSURANCE COMPANY LTD.	14128174	1.15
	TOTAL	***321065024***	***26.16***

(I)(d) Statement showing details of locked in shares

SN	Name of shareholders	Category of Shareholders (Promoters / Public)	No of locked in shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	IGH HOLDINGS PRIVATE LIMITED	Promoter	67500000	5.50
Total			67500000	5.50

Note:

Sr. No. 1 holding of promoter group company is locked-in upto 10/04/2010

HINDALCO INDUSTRIES LIMITED MUMBAI

(II)(b) Statement showing holding of Depository Receipts (DRs) where underlying Shares are in excess of 1% of total number of shares

SN	Name of DR holders	Type of outstanding DR (ADR,GDR,SDR,etc)	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	Morgan Guarantee *Trust Company of* New York, as Depository	134695352	134695352	10.98
	Total	134695352	134695352	10.98

HINDALCO INDUSTRIES LIMITED MUMBAI

SN	Notes
1	As per the terms of the Right offer closed in January 2006, the Board of Directors in their meeting held on 31/07/07 decided to send final call notice of Rs 48/- per share. The last date of the call money was fixed on 01/10/2007. The Board of Directors decided to accept payment of call money upto 31/10/2007 without payment of interest. The corporate action for crediting fully paid-up shares has been carried out by the Company on receipt of payment from the shareholders. The total number of shareholders shown in the shareholding pattern were taken considering holding of shreholders separately in fully paid-up and partly paid-up shares.
2	Depository Receipts (as per "C" above) includes 1,000 GDRs held by M/s Surya Kiran Investments PTE Limited, a promoter Group Company, as per disclosure received from them.
3	Shareholding as a percentage of total no. of shares is calculated irrespective of the amount paid on such shares.
4	Holding in partly paid-up shares and fully paid-up shares are considered as two separate folios for the purpose of calculating number of shareholders.
5	
6	

(II)(a) Statement showing details of Depository Receipts (DRs)

SN	Type of outstanding DR (ADR,GDR,SDR,etc)	No of outstanding DRs	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares *i.e.grand total A+B+C) indicated in* Statement at para(I)(a) above
1	GDR	134695352	134695352	10.98
	Total	134695352	134695352	10.98

HINDALCO INDUSTRIES LIMITED MUMBAI *

ADITYA BIRLA GROUP

AM/STOEX-GN/06

April 16, 2008

RECEIVED
2008 APR 24 A 4: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
A0ttn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

SUB : CLAUSE 47 (C) OF THE LISTING AGREEMENT

Pursuant to the aforesaid clause of the Listing Agreement, please find enclosed herewith the certificate issued by MR. MAHESH SONI, a practicing Company Secretary certifying that all Shares received were transferred and dispatched within a month from the date of lodgment for the half year ended **MARCH, 2008.**

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

Encl : as above.

Mahesh Soni
B. Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2205 4104 / 5 / 6
TeleFax : (022) 2205 4106
308, Maker Bhavan No. III,
21, New Marine Lines,
Mumbai - 400 020.
E-mail : maheshsonifcs@rediffmail.com
E-mail : maheshsonifcs@hotmail.com

Ref. No.____________________

Date____________________________.

CERTIFICATE OF DELIVERY OF SHARE CERTIFICATES

I have examined the relevant Books, Registers, Forms, Documents and Papers of **HINDALCO INDUSTRIES LIMITED** having its registered office at Century Bhawan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 025 produced before me for the purpose of issuing Certificate under the provisions of the Listing Agreement with the Stock Exchange(s) and based on my such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purpose of my certification, I hereby certify that in my opinion and according to the best of my information and belief, the Company has in relation to the half year ended **MARCH 31, 2008** delivered all certificates of shares issued after registration of transfer within ONE MONTH of the date of lodgment of transfer prior to the date of the intimation of the closure of Register of Members or the Record date except in cases :

-in which Certificates of listed securities have not been delivered to shareholders within one month of lodgment of transfer of securities because there was a minor difference in signature of the Transferor(s) and as required under Clause 12A of the Listing Agreement the Company has promptly sent to the first transferor an intimation and if Objection is not received from the transferor within 15 days of the intimation, the Company has effected the transfer.

M.NO.FCS:3706 MUMBAI

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 : COP : 2324.

PLACE: MUMBAI
DATED: 15/4/2008

AM/STOEX-GN/06 ADITYA BIRLA GROUP April 16, 2008

Securities and Exchange Commission
A0ttn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

SUB : CLAUSE 47 (C) OF THE LISTING AGREEMENT

Pursuant to the aforesaid clause of the Listing Agreement, please find enclosed herewith the certificate issued by MR. MAHESH SONI, a practicing Company Secretary certifying that all Shares received were transferred and dispatched within a month from the date of lodgment for the half year ended **MARCH, 2008.**

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

Encl : as above.

Mahesh Soni
...m., A.C.A., F.C.S.
...actising Company Secretary

21, New Marine Lines.
Mumbai - 400 020.
E-mail : maheshsonifcs@rediffmail.com
E-mail : maheshsonifcs@hotmail.com

Ref. No.________________

Date____________________

CERTIFICATE OF DELIVERY OF SHARE CERTIFICATES

I have examined the relevant Books, Registers, Forms, Documents and Papers of **HINDALCO INDUSTRIES LIMITED** having its registered office at Century Bhawan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 025 produced before me for the purpose of issuing Certificate under the provisions of the Listing Agreement with the Stock Exchange(s) and based on my such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purpose of my certification, I hereby certify that in my opinion and according to the best of my information and belief, the Company has in relation to the half year ended **MARCH 31, 2008** delivered all certificates of shares issued after registration of transfer within ONE MONTH of the date of lodgment of transfer prior to the date of the intimation of the closure of Register of Members or the Record date except in cases :

-in which Certificates of listed securities have not been delivered to shareholders within one month of lodgment of transfer of securities because there was a minor difference in signature of the Transferor(s) and as required under Clause 12A of the Listing Agreement the Company has promptly sent to the first transferor an intimation and if Objection is not received from the transferor within 15 days of the intimation, the Company has effected the transfer.

M.NO.FCS:3706 MUMBAI

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 : COP : 2324.

PLACE: MUMBAI
DATED: 15/4/2008

ADITYA BIRLA GROUP

Ref: AM:PVK:1313:2008

Date: 14th April, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

RECEIVED
2008 APR 24 A 4: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:-	Approval of Unaudited Financial Results of the Company for the 4th Quarter ended 31st March, 2008, as per Clause 41 of the Listing Agreement.

This is to notify you that under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Wednesday**, the **30th April, 2008,** to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the Fourth Quarter ended on 31st March, 2008.

Thanking you,

Yours faithfully,
for Hindalco Industries Limited

ANIL MALIK
Asst. Vice-President &
Company Secretary

AM/STOEX-GN/06

ADITYA BIRLA GROUP

APRIL 16, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

SUB : SECRETARIAL AUDIT REPORT

Please find enclosed herewith the Secretarial Audit Report issued by the Practicing Company Secretary of the Company, for the quarter ended **31ST MARCH, 2008.**

RECEIVED
2008 APR 24 A 4:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

Encl : as above.

Mahesh Soni
B. Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2205 4104 / 376
TeleFax : (022) 2205 4106
308, Maker Bhavan No. III,
21, New Marine Lines,
Mumbai - 400 020.
E-mail : maheshsonifcs@rediffmail.com
E-mail : maheshsonifcs@hotmail.com

Ref. No.________________ Date________________

SECRETARIAL AUDIT REPORT

1	For Quarter Ended	31/03/2008	
2	ISIN	INE038A01020	IN9038A01028
3	Face Value	Fully Paid up	Partly Paid up
4	Name of the Company	HINDALCO INDUSTRIES LIMITED	
5	Registered Office Address	Century Bhavan,3rd Floor,Dr A.B.Road,Worli,Mumbai 400 030	
6	Correspondence Address	Same as above	
7	Telephone & Fax Nos.	Tel: 91-22 6662 6666 Fax: 91-22 2422 7586 / 24362516	
8	Email address	amalik@adityabirla.com	
9	Names of the Stock Exchanges where the company's securities are listed:	Bombay Stock Exchange Ltd., Mumbai AND National Stock Exchange of India Limited.	

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	*122,71,30,192	100
11	Listed Capital (Exchange-wise) (as per company records)	*122,71,30,192	100
12	Held in demaerialised form in CDSL	9,71,62,298	7.92
13	Held in demaerialised form in NSDL	90,62,11,869	73.85
14	Physical	22,37,56,025	18.23
15	Total No. of shares (12+13+14)	122,71,30,192	

16 Reasons for difference, if any, between (10 & 11), (10 & 15), (11 & 15): N/A

17 Certifying the details of changes in share capital during the quarter under consideration as as per Table below:

Particulars*	No. of shares	Applied/ Not Applied for listing	Listed on Stock Exchanges (Specify Names)	whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)
--	--	--	--	--	--

*Rights, Bonus, Preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify). N/A

18 Reference of the previous quarter with regards to excess dematerialised shares, if any: NIL

19 **Has the company resolved the matter mentioned in point no. 18 above in the current quarter ? If not, reason why ?** NOT APPLICABLE

20 **Register of Members is updated (Yes / No)** UPDATED
If not, updated upto which date

21 Mention the total no. of requests, if any confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	Reasons for delay
Confirmed after 21 Days	–	–
Pending for more than 21 Days	–	–

22 **Name, Telephone & fax No. of the Compliance Officer of the Co.**
Mr. Anil Mallik
Tel: 6662 6666 Fax: 2422 7586.

23 **Name, Telephone & fax No, Regn. No. of the Auditor.**
Mr. Mahesh Soni
Tel:2205 4104, 98202 20451
FCS : 3706, COP : 2324

24 **Appointment of common agency for share registry work**

THE COMPANY IS HAVING IN-HOUSE CONNECTIVITY FOR BOTH PHYSICAL & DEMAT MODE OF TRANSFERS.

25 Any other detail that the Auditor may like to provide (e.g. BIFR company, delisting from SE, company changed its name etc.)

The Company has got its Shares delisted from Delhi, Chennai and Kolkatta Stock Exchanges.

MAHESH SONI M. NO. FCS:3706 MUMBAI Company Secretary

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 , COP : 2324

MUMBAI
14-Apr-08

END